                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-13066

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [_] Form 11-K [_] Form 20-F [x] Form 10-Q
                                 [_] Form N-SAR

                      For Period Ended: September 30, 2001

                       [ ] Transition Report on Form 10-K

                       [_] Transition Report on Form 20-F

                       [_] Transition Report on Form 11-K

                       [_] Transition Report on Form 10-Q

                       [_] Transition Report on Form N-SAR

          For the Transition Period Ended:_____________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing
                checked above, identify the item(s) to which the
                              notification relates:

                         PART I - REGISTRANT INFORMATION

                 DUCT UTILITY CONSTRUCTION & TECHNOLOGIES, INC.
                             FULL NAME OF REGISTRANT

                            PROCARE INDUSTRIES, LTD.
                            FORMER NAME OF REGISTRANT

           1101 SAINT GREGORY STREET, SUITE 260, CINCINNATI, OH 45202
                      ADDRESS OF PRINCIPAL EXECUTIVE OFFICE

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)    The reasons described in reasonable detail in Part III of this
    |        form could not be eliminated without unreasonable effort or
    |        expense;
    |
    | (b)    The subject annual report, semi-annual report, transition
    |        report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
    |        portion thereof will be filed on or before the 15th calendar
[x] |        day following the prescribed due date; or the subject
    |        quarterly report or transition report on Form 10-Q, or portion
    |        thereof will be filed on or before the fifth calendar day
    |        following the prescribed due date; and

    |
    |(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART - III NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company Controller has been ill and unable to prepare the quarterly financial statement in order to provide the Company's outside accounting firm sufficient time to review its quarterly financial statements. We expect to file the required report within the allotted extension.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                           RANDALL DREW (513) 929-9028

                     (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company only recently commenced operations. Any material change in the financial condition of the Company is as a result of the commencement of operations by the Company.

                 DUCT UTILITY CONSTRUCTION & TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2001                          By  /s/ RANDALL DREW
     -----------------                              --------------------
                                                    RANDALL DREW, CEO